UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  SBARRO, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------

                                   805844-10-7
--------------------------------------------------------------------------------
                                 (Cusip Number)


                                 Bruce Berkowitz
                        100 Jericho Quadrangle, Suite 212
                             Jericho, New York 11753
                                  212-319-4100

                                 with copies to:

                               Joseph F. Mazzella
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                  617-345-9800

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  March 3, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP NO. 805844-10-7               SCHEDULE 13D            Page 2  of 12 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  GOTHAM CAPITAL V, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           974,327
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      974,327
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  974,327
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.75%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  00 - LIMITED LIABILITY COMPANY
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP NO. 805844-10-7               SCHEDULE 13D            Page 3  of 12 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  GOTHAM CAPITAL VI, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           489,000
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      489,000
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  489,000
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.38%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  00 - LIMITED LIABILITY COMPANY
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP NO. 805844-10-7               SCHEDULE 13D            Page 4  of 12 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  GOTHAM CAPITAL VII, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           412,502
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      412,502
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  412,502
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.01%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  00 - LIMITED LIABILITY COMPANY
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP NO. 805844-10-7               SCHEDULE 13D            Page 5  of 12 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JOEL M. GREENBLATT
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      41,500
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           1,875,829
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             41,500
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      1,875,829
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,917,329
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.34%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN Individual
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  805844-10-7               SCHEDULE 13D            Page 6  of 12 Pages
           -----------                                      --------------------

ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock, par value $.01 ("Common Stock")

         Issuer:  Sbarro, Inc.

         Principal Executive Offices:       763 Larkfield Road
                                            Commack, New York  11725

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i) Gotham Capital V, LLC, a Delaware limited liability company ("Gotham Capital V");

         (ii) Gotham Capital VI, LLC, a Delaware limited liability company ("Gotham Capital VI");

         (iii) Gotham Capital VII, LLC, a Delaware limited liability company which is a wholly-owned subsidiary of Gotham Capital V ("Gotham Capital VII");

         (iv) Joel M. Greenblatt, an individual who is the manager and a controlling person of each of Gotham Capital V, Gotham Capital VI and Gotham Capital VII.

         (b), (c) and (f) Each of the Reporting Persons has a business address of 100 Jericho Quadrangle, Suite 212, Jericho, New York 11753.

         Each of Gotham Capital V, Gotham Capital VI and Gotham Capital VII (the "Gotham Entities") are privately owned entities which are in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         Joel M. Greenblatt is a United States citizen residing in the State of New York, whose principal occupation is acting as manager of each of the Gotham Entities.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

CUSIP No.  805844-10-7               SCHEDULE 13D            Page 7  of 12 Pages
           -----------                                      --------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         Gotham Capital V used working capital to directly purchase the Common Stock owned by it. The approximate aggregate amount of funds used by Gotham Capital V to purchase such securities was $32,953,295 (excluding broker commissions and clearing fees).

         Gotham Capital VI used working capital to directly purchase the Common Stock owned by it. The approximate aggregate amount of funds used by Gotham Capital VI to purchase such securities was $11,770,647 (excluding broker commissions and clearing fees).

         Gotham Capital VII used working capital to directly purchase the Common Stock owned by it. The approximate aggregate amount of funds used by Gotham Capital VII to purchase such securities was $2,519,261 (excluding broker commissions and clearing fees).

         Joel M. Greenblatt used personal funds to directly purchase the Common Stock owned by him. The approximate aggregate amount of funds used by Joel M. Greenblatt to purchase such securities was $975,250 (excluding broker commissions and clearing fees).

ITEM 4.  PURPOSE OF TRANSACTION

         The Gotham Entities and each of the other Reporting Persons has acquired the securities to obtain a substantial equity position in the Issuer for investment, and with the further purpose of benefiting from appreciation and sale of the Issuer's Common Stock, whether resulting from improvement in the Issuer's operations or prospects, or from sale or merger of the Issuer.

          As of the date hereof, and except as otherwise described below, none of the Reporting Persons has determined to pursue, or propose to the Issuer, any plans or transactions which would result in any of the following:

         (1) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of each of the Reporting Persons.

         (2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (3) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (4) any change in the present board of directors or managers of the Issuer;

         (5) any material change in the present capitalization or dividend policy of the Issuer;

         (6)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (7) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (8) causing a class of securities of the Issuer to be delisted from a national securities exchange;

         (9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (10)     any action similar to any of those enumerated above.

CUSIP No.  805844-10-7                                      Page  8  of 12 Pages
           -----------                                      --------------------


         On February 26, 1999, the Issuer filed with the Securities and Exchange Commission a Statement on Schedule 13E-3, regarding a proposal under which all of the capital stock of the Issuer would be acquired by certain principal stockholders and the Issuer would thereafter operate as a private company. The Gotham Entities intend to review and consider the information set forth in such
Schedule 13E-3 in connection with their determination as to whether to vote in favor of such proposed transaction, subject to such information being finalized in definitive proxy material. As part of this review and determination, the Reporting Persons intend to consider the valuations set forth in such Schedule 13E-3, and which may be otherwise available in alternative transactions, and to do so through discussions with market analysts, other stockholders, investment professionals, industry sources and other interested parties. Based upon such discussions, the Reporting Persons may take other steps, change their intentions as stated above, acquire additional securities of the Issuer, or dispose of securities of the Issuer in the open market or pursuant to private transactions. The Reporting Persons intend to continually review its investment in the Issuer after the date hereof, and from time to time, in light of the Issuer's operations, prospects, business development, market value and competitive and strategic position. After such review, the Reporting Persons, may change their intention with respect to the proposed transaction, or one or more of the matters described in sub-items (1) through (10) above.

CUSIP No.  805844-10-7                                      Page  9  of 12 Pages
           -----------                                      --------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)and (b) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:

      JOEL M. GREENBLATT*

      (a) Amount Beneficially Owned:  1,917,329
                                    --------------------------------------------
      (b) Percent of Class:   9.34%
                             ---------------------------------------------------
      (c) Number of shares as to which such person has:

           (i)sole power to vote or to direct the vote:   41,500
                                                         -----------------------
          (ii)shared power to vote or to direct the vote:  1,875,829
                                                          ----------------------
         (iii)sole power to dispose or to direct the disposition of:  41,500
                                                                      ----------
          (iv) shared power to dispose or to direct the disposition of:1,875,829
                                                                      ----------

      GOTHAM CAPITAL V, LLC

      (a) Amount Beneficially Owned:      974,327
                                     -------------------------------------------
      (b) Percent of Class:     4.75%
                            ----------------------------------------------------
      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:    0
                                                         -----------------------
          (ii) shared power to vote or to direct the vote:   974,327
                                                           ---------------------
          (iii)sole power to dispose or to direct the disposition of:   0
                                                                      ----------
          (iv) shared power to dispose or to direct the disposition of:  974,327
                                                                       ---------


      Gotham Capital VI, LLC

      (a) Amount Beneficially Owned:  489,000
                                     -------------------------------------------
      (b) Percent of Class:   2.38%
                            ----------------------------------------------------
      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:   0
                                                         -----------------------
          (ii) shared power to vote or to direct the vote:  489,000
                                                           ---------------------
          (iii)sole power to dispose or to direct the disposition of:   0
                                                                      ----------
          (iv) shared power to dispose or to direct the disposition of: 489,000
                                                                        --------

      Gotham Capital VII, LLC

      (a) Amount Beneficially Owned:  412,502
                                     -------------------------------------------
      (b) Percent of Class:   2.01%
                            ----------------------------------------------------
      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:   0
                                                         -----------------------
          (ii) shared power to vote or to direct the vote:  412,502
                                                           ---------------------
          (iii)sole power to dispose or to direct the disposition of:   0
                                                                      ----------
          (iv) shared power to dispose or to direct the disposition of: 412,502
                                                                        --------

*SHARES REPORTED FOR JOEL M. GREENBLATT INCLUDE SHARES BENEFICIALLY OWNED BY EACH OF THE GOTHAM ENTITIES, WHICH MAY BE DEEMED TO BE CONTROLLED BY MR. GREENBLATT WHO IS THE MANAGER THEREOF.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 20,528,309 outstanding shares of Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 4, 1998.

CUSIP No.  805844-10-7                                      Page 10  of 12 Pages
           -----------                                      --------------------

         (c) The following are acquisitions (dispositions) of Common Stock of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons (all such transactions were effected on the open market except as otherwise indicated).

   Reporting Person/
   Controlled Entity            Date            No. of Shares      Price Per Share ($)           Total ($)
   -----------------            ----            -------------      -------------------           ---------
  Joel M. Greenblatt          02/17/99              41,500               23.5000                 975,250.00

   Gotham Capital V           01/15/99           (310,802)(a)              N/A                      N/A
                              01/22/99              141,600              26.5366               3,757,582.56
                              01/25/99               4,600               26.6250                 122,475.00
                              01/26/99               8,100               26.6472                 215,842.32
                              02/17/99              100,000              23.5000               2,350,000.00
                              02/26/99               3,200               25.0000                 80,000.00
                              02/26/99              17,000               24.9988                 424,979.60
                              02/26/99              23,800               24.9271                 593,264.98
                              03/01/99               6,600               25.0000                 165,000.00
                              03/03/99            (92,471)(b)              N/A                      N/A

   Gotham Capital VI          01/22/99              76,200               26.5366               2,022,088.92
                              01/25/99               2,400               26.6250                 63,900.00
                              01/26/99               4,400               26.6472                 117,247.68
                              02/17/99              50,000               23.5000               1,175,000.00

  Gotham Capital VII          01/15/99            310,802(c)               N/A                      N/A
                              01/22/99              25,000               26.5366                 663,415.00
                              01/25/99               2,100               26.6250                 55,912.50
                              01/26/99               3,800               26.6472                 101,259.36
                              02/17/99              47,000               23.5000               1,104,500.00
                              02/26/99               1,500               25.0000                 37,500.00
                              02/26/99               8,000               24.9988                 199,990.40
                              02/26/99              11,200               24.9271                 279,183.52
                              03/01/99               3,100               25.0000                 77,500.00



(a)      Capital contribution to Gotham VII

(b)      Distribution to withdrawing member

(c)      Capital contribution from Gotham V

CUSIP No.  805844-10-7                                      Page 11  of 12 Pages
           -----------                                      --------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except  as  set  forth  hereinabove,  there  are  no  contracts,   arrangements,
understandings or relationships between the Reporting Persons with respect to the securities of the Issuer reported upon by this report.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                       GOTHAM CAPITAL V, LLC


                                       By: /s/ Joel M. Greenblatt
                                           -------------------------------------
                                           Joel M. Greenblatt, Manager


                                       GOTHAM CAPITAL VI, LLC

                                       By: /s/ Joel M. Greenblatt
                                           -------------------------------------
                                           Joel M. Greenblatt, Manager


                                       GOTHAM CAPITAL VII, LLC

                                       By: /s/ Joel M. Greenblatt
                                           -------------------------------------
                                           Joel M. Greenblatt, Manager



                                       By: /s/ Joel M. Greenblatt
                                           -------------------------------------
                                           Joel M. Greenblatt, individually


Dated as of: March 5, 1999

CUSIP No.  805844-10-7                                      Page 12  of 12 Pages
           -----------                                      --------------------

                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING
                                  SBARRO, INC.
                          COMMON STOCK, PAR VALUE $.01


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 5th day of March, 1999.



        GOTHAM CAPITAL V, LLC


        By: /s/ Joel M. Greenblatt
            -------------------------------------
            Joel M. Greenblatt, Manager


        GOTHAM CAPITAL VI, LLC

        By: /s/ Joel M. Greenblatt
            -------------------------------------
            Joel M. Greenblatt, Manager


        GOTHAM CAPITAL VII, LLC

        By: /s/ Joel M. Greenblatt
            -------------------------------------
            Joel M. Greenblatt, Manager



        By: /s/ Joel M. Greenblatt
            -------------------------------------
            Joel M. Greenblatt, individually